Grupa Hotelowa

Warsaw, 2006-11-06

United States Securities
and Exchange Commission
Washington D.C. 20549
USA



RECEIVED
NOV 16 2006
PROCESSING
213
SECTION

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 23/2006.
Best regards



06018771

Krzysztof Gerula

Vice-President

PROCESSED
DEC 0 1 2006
THOMSON
FINANCIAL

dlw 11/28



Current report no 23/2006

The Management Board of „ORBIS" Spółka Akcyjna with its registered address in Warsaw, registered in the Business Operators' Register of the District Court in Warsaw under the number KRS 0000022622, hereby informs about acquisition of shares in the increased share capital of the company ORBIS Transport Spółka z ograniczoną odpowiedzialnością with its registered address in Warsaw, registered in the Business Operators' Register of the District Court in Warsaw under the number KRS 0000037337:

On November 2, 2006, „Orbis" S.A. signed a statement concerning acquisition of 138,383 shares having a nominal value of PLN 100 each in the increased share capital of the company ORBIS Transport Spółka z o.o., implementing Resolution no 3 of the Extraordinary Shareholders' Meeting of ORBIS Transport Spółka z o.o. dated October 27, 2006, having the following wording:

„1. By virtue of Article 257 of the Commercial Companies and Partnerships' Code, and § 8 section 3 of the Company's Articles of Association, the Extraordinary Shareholders Meeting hereby increases the existing share capital from the amount of PLN 14,429,300 by a sum not less than PLN 10,000,000 and not greater than PLN 14,078,300 by issuing not less than 100,000 new shares having a nominal value of PLN 100 each and not more than 140,783 new shares having a nominal value of PLN 100 each.
2. The increased share capital may be paid up by cash only.
3. The increased share capital shall be allocated for acquisition by the existing shareholders, in proportion to their present holdings.
4. The final value of the increased share capital and the number of newly created shares shall be determined in a resolution of the Management Board adopted based on the nominal value and the number of shares acquired by the shareholders.
The resolution shall come into force on the date of its adoption.".

Pursuant to the Articles of Association of ORBIS Transport Sp. z o.o., each share carries one vote at the Shareholders' Meeting. However, when voting on matters referred to in § 36 section including the change of its business, 2) merger, 3) winding-up of the Company, 4) sale of the Company's business, 5) ceasing to use the Orbis trademarks] and when voting on transformation of the Company, the shares held by „Orbis" S.A. carry two votes each.

ORBIS Transport Spółka z o.o. is a subsidiary of „Orbis" S.A. Hitherto the share capital of ORBIS Transport Sp. z o.o. totaled PLN 14,429,300 and was divided into 140,783 equal and indivisible shares having a nominal value of PLN 100 each. „Orbis" S.A. holds 98.295 % of the share capital of ORBIS Transport Sp. z o.o., that is 138,383 shares having a total value of PLN 13,838,300. A member of „Orbis" S.A. managing body is a shareholder of ORBIS Transport Sp. z o.o., no member of „Orbis" S.A. supervisory bodies is a shareholder of ORBIS Transport Sp. z o.o.

„Orbis" S.A. acquired the financial assets in question at a price of PLN 13,838,300. The purchase price of the said assets corresponds to their value in the accounting books of „Orbis" S.A. The amount of PLN 13.838.300 was transferred to the account of ORBIS Transport Sp. z o.o.
The acquisition of the financial assets was financed from the Company's own funds.
The acquired assets are a long-term capital investment of „Orbis" S.A.

The assets were considered assets of significant value on the basis of § 2 section 5 of the Regulation of the Minister of Finance dated October 19, 2005, concerning current and periodical information reported by securities issuers and in conjunction with § 2 section 1 point 48 thereof.